COPEACE, PBC

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 (Reviewed) and 2018 (Audited)

COPEACE, PBC

Table of Contents



To the Board of Directors
CoPeace, PBC
Highlands Ranch, Colorado

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of CoPeace, PBC (the "Company") which comprise the consolidated balance sheet as of December 31, 2019 and the related consolidated statements of operations, changes in redeemable series A preferred stock and stockholders' deficit, and cash flows for the year then ended, and the related notes the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2, certain circumstances indicate that the Company may be unable to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our review report is not modified with respect to this matter.

Emphasis of a Matter – Potential Regulatory Issues

The accompanying consolidated financial statements have been prepared assuming that the Company is not an investment company, as defined by Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"). As discussed in Note 6 to the consolidated financial statements, it is unclear as of the issuance date of these consolidated financial statements whether the Company may have inadvertently met the requirements to be treated as an investment company under the 1940 Act. If the Company is treated as an investment company under the 1940 Act, and it is unable to meet another exemption under the 1940 Act, it could become subject to various risks and negative outcomes, including fines, meeting onerous and potentially unachievable requirements, or requiring dissolution of the Company.

Other Matter – Prior Audit and Restatement Adjustments to 2018 Financial Statements

The financial statements of CoPeace, PBC as of December 31, 2018 and for the period from May 30, 2018 (inception) to December 31, 2018 were audited by another auditor, who expressed an unmodified opinion on those statements dated June 18, 2020 and included an emphasis of a matter paragraph around the Company's ability to continue as a going concern. No auditing procedures were performed after the date of this report. Our review report is not modified with respect to this matter.

As part of our review of the 2019 consolidated financial statements, we also reviewed the adjustments described in Note 11 that were applied to restate the December 31, 2018 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustments that were applied to restate the 2018 financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. No auditing procedures were applied to these adjustments

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
September 30, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

COPEACE, PBC
CONSOLIDATED BALANCE SHEETS
As of December 31,

		2019 (Reviewed)		2018 (Audited)
ASSETS				
Current assets:				
Cash	$	167,760	$	115,594
Interest receivable		9,054		—
Deferred offering costs		109,554		80,618
Prepaid expenses		7,469		—
Total current assets		293,837		196,212
Property, plant, and equipment, net		1,355		—
Investment in equity security		20,000		—
Investment in debt security		250,000		—
TOTAL ASSETS	$	565,192	$	196,212
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$	30,940	$	16,559
Accrued expenses – related party officers		213,805		138,450
Accrued expenses		3,875		—
Due to related party		50,681		87,916
Total current liabilities		299,301		242,925
Commitments and contingencies (Note 6)				
Redeemable series A preferred stock, $0.001 par value; 50,000 shares authorized; 15,641 shares issued and outstanding at December 31, 2019, and 4,150 shares issued and outstanding at December 31, 2018		1,506,297		163,112
Redeemable series B preferred stock, $0.001 par value; 50,000 shares authorized; 0 shares issued and outstanding as of December 31, 2019 and 2018.		—		—
Subscriptions receivable - redeemable Series A preferred stock		(85,020)		(50,000)
Stockholders' (deficit):				
Common stock, par value of $0.001 per share; 400,000 shares authorized, 200,000 shares issued and outstanding as of both December 31, 2019 and December 31, 2018 (as restated)		200		200
Additional paid-in capital		85,839		149,528
Accumulated deficit		(1,241,425)		(309,553)
TOTAL STOCKHOLDERS' (DEFICIT)		(1,155,386)		(159,825)
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)	$	565,192	$	196,212

COPEACE, PBC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019 (REVIEWED) AND
FOR THE PERIOD FROM MAY 30, 2018 (INCEPTION) TO DECEMBER 31, 2018 (AUDITED)

	2019 (Reviewed)	2018 (Audited)
Revenue, net	$ —	$ —
Operating expenses:		
Salaries, benefits, and contract labor	741,772	231,347
Professional fees	85,184	14,384
General and administrative	54,744	63,162
Selling and marketing	58,914	—
Total operating expenses	940,614	308,893
Other income (expense):		
Interest and finance charges	(312)	(662)
Interest income	9,054	2
Total other income (expense)	8,742	(660)
Net Loss	$ (931,872)	$ (309,553)
Net loss per share, basic and diluted	$ (4.66)	$ (1.58)
Weighted average shares used to compute net loss per share, basic and diluted	200,000	195,837

COPEACE, PBC
CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE SERIES A PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2019 (REVIEWED) AND FOR THE PERIOD FROM MAY 30, 2018 (INCEPTION) TO DECEMBER 31, 2018 (AUDITED)

	Series A Redeemable Convertible Preferred Stock		Subscription Receivable	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount		Shares	Amount			
Balance—May 30, 2018 (Inception)	—	$ —	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock to founders	—	—	—	192,500	193	77,912	—	78,105
Issuance of series A preferred stock	1,500	150,000	(50,000)	—	—	—	—	—
Issuance of shares of common stock related to compensation	—	—	—	7,500	7	74,993	—	75,000
Issuance of Series A Preferred Stock for compensation	2,650	9,735	—	—	—	—	—	—
Accrued dividends	—	3,377	—	—	—	(3,377)	—	(3,377)
Net loss	—	—	—	—	—	—	(309,553)	(309,553)
Balance—December 31, 2018	4,150	$ 163,112	$ (50,000)	200,000	$ 200	$ 149,528	$ (309,553)	$(159,825)
Collection of 2018 subscription receivable	—	—	50,000	—	—	—	—	—
Issuance of series A preferred shares	9,866	986,600	(85,020)			(30,560)	—	(30,560)
Issuance of Series A Preferred Stock for compensation	—	155,675	—	—	—	—	—	—
2019 Issuance of Series A Preferred Stock for compensation	1,625	162,500	—	—	—	—	—	—
Accrued dividends	—	38,410	—	—	—	(38,410)	—	(38,410)
Capital contributions	—	—	—	—	—	5,281	—	5,281
Net loss	—	—	—	—	—	—	(931,872)	(931,872)
Balance—December 31, 2019 (unaudited)	15,641	$ 1,506,297	$ (85,020)	200,000	$ 200	$ 85,839	$ (1,241,425)	$ (1,155,386)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements

COPEACE, PBC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019 (REVIEWED) AND FOR THE PERIOD FROM MAY 30, 2018 (INCEPTION) TO DECEMBER 31, 2018 (AUDITED)

	2019 (Reviewed)	2018 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (931,872)	$ (309,553)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	318,175	13,015
Accrued payroll – related party officers	75,355	—
Depreciation	219	—
Changes in operating assets and liabilities:		
Interest receivable	(9,054)	—
Prepaid expenses	(7,469)	—
Accounts payable	14,381	155,009
Accrued payroll liabilities	626	—
Accrued expenses	3,249	—
Net cash used in operating activities	(536,390)	(141,529)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Property, plant, and equipment	(1,574)	—
Investment in debt security	(250,000)	—
Investment in equity security	(20,000)	—
Net cash used in investing activities	(271,574)	—
CASH FLOWS FROM FINANCING ACTIVITIES:		
Deferred offering costs	(28,936)	(80,618)
Proceeds from (payments to) - related party, net	(37,235)	87,916
Proceeds from sale of common stock	—	149,825
Proceeds from sale of Series A preferred stock	921,020	100,000
Capital contributions	5,281	—
Net cash provided by financing activities	860,130	257,123
NET INCREASE IN CASH AND CASH EQUIVALENTS	52,166	115,594
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	115,594	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 167,760	$ 115,594
Cash paid for interest	$ 312	$ 179
Non-cash Investing and Financing Activities:		
Stock subscription receivable – Series A preferred stock	$ 85,020	$ 50,000

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements

Note 1.   Description of Business

CoPeace, PBC (the Company) was formed in 2018 as a Delaware Public Benefit Corporation.

The Company is a Delaware public benefit corporation on a mission to harness responsible and sustainable free enterprise through careful investments that fit established, measured criteria for good. The Company will invest in or otherwise support other organizations that are solving environmental or societal problems, and that are operating in a manner that respects the interests of their respective stakeholders. The Company, which earned Pending B Corp2 status on June 7, 2018, plans to use B Corp themes to guide its investments in early stage and small success entities. As further explained on the B Corp website, B Corps are "for-profit companies certified by the nonprofit B Lab to meet rigorous standards of social and environmental performance, accountability, and transparency."

The Company intends to be a modern holding company investing in and managing businesses the Company believes will be profitable and that additionally provide measured good works and impact across a variety of issue areas. The Company plans to leverage the experience of its management in marketing and media to build bold and creative marketing campaigns, utilizing complementary strategies and stories among and between its portfolio holdings ("Portfolio Holdings") where applicable, and to build cooperative success among its Portfolio Holdings. Several potential Portfolio Holdings are in the process of being evaluated, focusing on opportunities surrounding issues of climate change, economic inequality, and clean technology, and other opportunities consistent with the mission of the Company. During July 2019, the Company acquired CoPeace Finance, LLC, a wholly owned operating subsidiary.

Note 2. Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. The company had negative net cash flows from operations of $536,390 and $141,529 for the periods ended December 31, 2019 and 2018, respectively.   For the periods ended December 31, 2019 and 2018, the Company had net losses of $931,872 and $309,553, respectively. The Company's current liabilities exceed its current assets as of December 31, 2019. Our cash of approximately $167,760 as of December 31, 2019, is not sufficient to absorb our operating losses. The Company's ability to attain profitability and positive cash flows from operations is uncertain. The Company is also uncertain whether it can obtain financing to complete investments the Company is pursuing. These uncertainties cast substantial doubt upon the Company's ability to continue as a going concern.

The Company will need to raise capital in order to fund its operations. This need may be adversely impacted by uncertain market conditions, approval by regulatory bodies, and loss on investments. To address its financing requirements, the Company is seeking equity financing. The outcome of these matters cannot be predicted at this time.

Our business, results of operations and financial condition may be adversely affected by pandemic infectious diseases, particularly the recent novel coronavirus strain known as COVID-19. Pandemic infectious diseases, such as the current COVID-19 strain, may adversely impact our business, consolidated results of operations and financial condition. The global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. The extent to which COVID-19 impacts our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response. COVID-19, as well as measures taken by governmental authorities to limit the spread of this virus, may interfere with the ability of our employees, and other business providers to carry out their assigned tasks or services at ordinary levels of performance relative to the requirements of our business, which may cause us to materially curtail certain of our business operations. We require additional funding and such funding may not be available to us as a result of contracting capital markets resulting from the COVID-19 pandemic. Any of these events could materially adversely affect our business, financial condition, and results of operations.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation and Basis for Consolidation

These consolidated financial statements include all accounts of CoPeace, PBC., along with its wholly owned subsidiary: CoPeace Finance, LLC. All transactions and balances between and among the companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company determined that it is not an investment company as defined under FASB ASC 946 as of its inception date based on analysis of its planned operations and therefore has not applied such guidance to these financial statements.

The Company adopted the calendar year as its basis of reporting.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash balances did not exceeded federally insured limits.

Offering Costs

Prepaid offering costs include legal retainers and costs related to the Company's future stock offering. These costs will be recognized against additional paid-in-capital at the time of the associated stock issuances or charged to operating expenses if the offering is abandoned.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 3 years for its capitalized assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the periods ended December 31, 2019 or 2018.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes" which codified SFAS 109, "Accounting for Income Taxes" and FIN 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of the Financial Accounting Standards Board, or the FASB, Statement No. 109." Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

GAAP defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures its financial assets and liabilities at fair value at each reporting period using an estimated fair value hierarchy which requires the Company to the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

- Level 1 — Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 — Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments; and
- Level 3 — Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's consolidated balance sheets include the following financial instruments: cash, investments, and accounts payable. We consider the carrying values of our short-term financial instruments to approximate fair value because they generally expose the Company to limited credit risk, because of the short period of time between origination of the financial assets and liabilities and their expected settlement, or because of their proximity to acquisition date fair values.

As discussed in Note 4 regarding the Company's investment balances, the Company's investment assets are measured at cost basis as of December 31, 2019, but were considered at current fair value as of December 31, 2019 for the purposes of impairment analysis, as are summarized below:

| | Total | Fair Value Measurement | | |
		Level 1	Level 2	Level 3
Investment in debt security	$ 250,000	$ -	$ -	$ 250,000
Investment in equity security	20,000	-	-	20,000
Fair value at December 31, 2019	$ 270,000	$ -	$ -	$ 270,000

Investments – Other

The Company has made various investments in privately held companies in the form of convertible note agreements and preferred stock from a privately held company, which are presented in the consolidated balance sheets as investments in equity securities and investments in debt securities. As of December 31, 2019, the Company does not hold a controlling interest in the equity investment therefore is valued at cost less impairment. As these instruments do not have readily determinable fair values and are expected to convert into stock in the future, the Company accounts for these investments using the cost method, less adjustments for impairment. The Company made investments of $270,000 during the year ended December 31, 2019. At each reporting period, management reviews each investment for indication of impairment, such as financial difficulties or bankruptcy. Any amounts identified are deemed impaired and adjusted accordingly. No impairment charges were deemed necessary as of December 31, 2019. The carrying amount for the investments is $270,000 as of December 31, 2019.

Stock-Based Compensation

Stock-based compensation awards, including restricted stock awards, are recorded at estimated fair value on the awards' grant date, based on estimated number of awards that are expected to vest. The grant date fair value is amortized on a straight-line basis over the time in which the awards are expected to vest, or immediately if no vesting is required. Share-based compensation awards issued to non-employees for services are recorded at either the fair value of the services rendered or the fair value of the share-based payments whichever is more readily determinable. The fair value of restricted stock awards is based on the fair value of the stock underlying the awards on the grant date as there is no exercise price.

Segments

Management has determined that it currently operates in one segment. The Company's chief operating decision maker reviews financial information on a consolidated basis, together with certain operating and performance measures principally to make decisions about how to allocate resources and to measure the Company's performance.

Revenue Recognition

The Company has adopted ASC 606. In the future the Company anticipates additional investments and plans to eventually own and manage operations directly. Upon obtaining revenues from those anticipated operations, the

Company will apply the requirements of ASC 606 to those operations. No revenues have been recognized as of December 31, 2019.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements. As a result, certain line items have been amended in the consolidated statements of cash flow. Comparative figures have been adjusted to conform to the current year's presentation. These reclassifications had no effect on the reported total net loss.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605 –Revenue Recognition and most industry specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers,* which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"), which among other things, these amendments require the measurement of all expected credit losses of financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for periods beginning after December 15, 2019, and interim periods within those fiscal years. The Company is in the process of evaluating the impact of the pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Note 4. Investments

Investment in Debt Security

On February 28, 2019, the Company purchased a debt security from a privately-held company in the form of a convertible promissory note (the "Note") for $250,000. The Company's investment in the Note has been classified as a cost basis investment. The Note is convertible into shares of preferred stock of the issuer in the event of a Qualified Financing (as defined in the Note), earns interest at a rate of 4% per annum and has a maturity date of December 31, 2019, the loan is therefore in default as of December 31, 2019. The Company plans to extend the maturity date to December 31, 2020 to facilitate the issuer's continued fundraising under the convertible note to facilitate a future equity offering, and was not deemed to be a concession to warrant accounting as a troubled debt restructuring. The Company recorded interest income and receivable of $9,054 for the year ended 2019.

Investment in Equity Security

Under terms of a preferred share purchase agreement entered into as of March 4, 2019, the Company has agreed to purchase up to 122,250 shares of preferred stock from a privately-held company (the "Issuer") at an aggregate purchase price of $1,500,000. The Company's CFO also serves in the same capacity of the issuer. Purchases of the preferred stock are to be made on certain milestone dates through September 30, 2020. As of December 31, 2019, the Company had purchased 1,630 shares of preferred stock at an aggregate purchase price of $20,000. The Company may make subsequent purchases of up to 120,620 shares of Preferred Stock at subsequent dates, subject to certain terms and conditions, at a purchase price of $12.27 per share ($1,480,000 aggregate purchase price). The Company's investment in the preferred stock is measured at cost, less any impairment. The Company did not exercise significant influence or control as of December 31, 2019, and therefore, the cost basis accounting method was deemed the appropriate method for this investment.

The preferred stock may be converted into ordinary shares of the issuer at any time. The number of ordinary shares into which the preferred stock can be converted is determined by dividing the applicable original purchase price by the conversion price in effect at the time of conversion. Immediately prior to either (a) the closing of the sale of ordinary shares of the issuer in an initial public offering or (b) by the vote or written consent of the holders of at least a majority of the voting power of the issued and outstanding shares of preferred stock, all outstanding shares of preferred stock shall automatically be converted into ordinary shares of the issuer, at the then effective conversion rate. Additionally, the Company's conversion rights terminate in the event of a liquidation event (as defined).

The preferred stock entitles the Company to vote, on any matter presented to shareholders of the issuer, the number of votes equal to the number of ordinary shares into which the preferred stock is convertible as of the record date for determining shareholders entitled to vote on such matter.

The preferred stock entitles the Company to be paid dividends, when declared by the board of directors of the issuer, on shares of any other class or series of share capital of the issuer distributed among the holders of preferred stock and ordinary shares of the issuer, ratably, on an as-converted basis.

In the event of a liquidation event (as defined) or dividend distribution as part of a liquidation event, the preferred stock entitles the Company to be paid out of the proceeds available for distribution to shareholders of the issuer before any payment shall be made to the holders of ordinary shares or any other shares ranking on liquidation junior to the preferred stock.

Note 5. Related Parties

The Company's CEO and director has outstanding advances to the Company of $50,681 and $87,916 as of December 31, 2019 and 2018, respectively, which were used to fund the Company's short-term needs. These advances do not have a stated interest rate or maturity.

On July 1, 2019, the Company acquired CoPeace Finance, LLC from the Company's CEO in exchange for $100 in consideration. CoPeace Finance, LLC has not commenced operations. It is anticipated this entity will enter into financing arrangements with the Company's investments.

As of December 31, 2019 and 2018, the Company had accrued expenses of $213,805 and $138,450, respectively, to related parties. The accrued expenses are related to the accrued compensation for the two founders. As discussed in Note 12 the Board approved forgiveness of a portion on the accruals in 2020.

Note 6. Commitments and Contingencies

Potential Regulatory Issues

The accompanying consolidated financial statements have been prepared assuming that the Company is not an investment company, as defined by Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"). It is unclear as of the issuance date of these consolidated financial statements whether the Company may have inadvertently met the requirements to be treated as an investment company under the 1940 Act. If the Company is treated as an investment company under the 1940 Act, and it is unable to meet another exemption under the 1940 Act, it could become subject to various risks and negative outcomes. The Company's intended and well-documented stated objective is to function as a holding company and comply with SEC regulations as such. Due to unforeseen circumstances which delayed capital raising efforts further exacerbated by the COVID-19 global pandemic, the Company has not raised sufficient capital to create the resultant asset base to reach compliance for the holding company exemption. On September 20, 2020, the Board of Directors reaffirmed the Company commitment to continue the path toward compliance with the SEC holding company exemption through the future deployment of capital raised to reach full compliance. The delay in capital formation resulting from the unforeseen extraordinary event of the COVID-19 pandemic has affected the Company's ability to comply and may have the unintended consequence of the Company being classified as a transient investment company upon future SEC review. If the SEC determines that the Company is viewed as a transient investment company, the Company may be permitted additional time to reach compliance as a holding company in accordance safe harbor provisions afforded to transient investment companies.

Commitments

The Company may make subsequent purchases of up to 120,620 shares of preferred stock of the investment discussed in Note 4 at subsequent dates, subject to certain terms and conditions, at a purchase price of $12.27 per share ($1,480,000 aggregate purchase price).

Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company.

The Company believes there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.

COPEACE, PBC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 (REVIEWED) AND 2018 (AUDITED) AND FOR THE PERIODS THEN ENDED

Note 7. Equity

Common Stock

The Company has authorized 400,000 shares of Common Stock, with a par value of $0.001 per share, and has 200,000 shares issued and outstanding as of both December 31, 2019 and December 31, 2018.

During the period from May 30, 2018 (inception) to December 31, 2019, the Company had the following transactions related to its common stock including restricted stock awards:

Transaction Type	Quantity (Shares)	Valuation ($)	Range of Value per Share
Issuances to founders	192,500	$ 78,105	$ 0.41
Stock issued for cash	7,500	75,000	$ 10.00
Total	200,000	$ 153,105	

The fair value of the sale of stock-based compensation is based upon an independent valuation.

On August 7, 2018, the Company effected a 1 to 500 forward stock split on all outstanding common stock, which converted the then outstanding 400 shares of Common Stock into 200,000 shares of Common Stock. All share information presented in these financial statements have been retroactively adjusted to reflect the stock split.

The Company's Common Stock is subject to the rights and preferences of its preferred stock classes.

Series A Preferred Stock

The Company's has authorized 50,000 shares of Series A Preferred Stock, with a par value of $0.001 per share. The Company had 15,641 and 4,150 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively.

The below table represents the transactions for the balance of redeemable Series A preferred stock:

Transaction Type	Quantity (Shares)	Valuation ($)
Transactions from May 30, 2018 (Inception) to December 31, 2018		
Sale of restricted stock	1,500	$ 150,000
Issuance of stock for compensation	2,650	9,735
Accrued dividends	—	3,377
Redeemable Series A preferred stock as of December 31, 2018	4,150	$ 163,112
Transactions from December 31, 2018 to December 31, 2019		
Sale of restricted stock	9,866	986,600
Issuance of stock for compensation	—	155,675
2019 issuance of stock compensation	1,625	162,500
Accrued dividends	—	38,410
Redeemable Series A preferred stock as of December 31, 2019	$ 15,641	$ 1,506,297

For the twelve months ended December 31, 2019, the Company had the following cash transactions related to its series A preferred stock:

Transaction Type	Quantity (Shares)	Valuation ($)	Range of Value per Share
Sale of restricted stock	9,866	$ 956,040	$ 90-100
Total	9,866	$ 956,040	$ 90-100

The Company issued 1,500 shares of Series A preferred stock for $150,000. During the twelve months ended December 31, 2019, the Company issued 9,866 shares of Series A preferred stock for $956,040, where 3,056 of these shares were issued at a $10 discount to related parties. The gross redeemable value of $986,600 was recorded as the amount of outstanding Series A preferred stock for this issuance, gross of the discount which was charged to additional paid-in capital. As of December 31, 2019, and December 31, 2018, the Company was owed $85,020 for 850 of the shares and $50,000 for 500 shares respectively.

The Series A Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control. The Series A Preferred Stock is redeemable at the option of the holder for cash in the event of a change of control. Each share of our Series A Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock). Series B Preferred stockholders have voting rights on an as-converted basis. The "Liquidation Value" is calculated by taking the base conversion price of $100 and adjusting it for any stock splits, stock dividends, recapitalization, or similar transaction that effected the Series A Preferred Stock and adding all accrued, unpaid dividends on each share (whether declared or not). The amended Articles of Incorporation reflects an increase to the accrued dividend rate for all issuances of the Series A Preferred Stock from 4.5% to 5% per annum, which was applied retroactively back to the issuance dates in the 2019 accrual in accordance with the articles of incorporation. The dividends are in preference to common stock dividends. As of December 31, 2019, and December 31, 2018, the Company has accrued dividends of $41,787 and $3,377, respectively.

The Company issued 2,650 shares of Series A Preferred Stock to various employees and advisors in 2018 and recorded $9,735 of compensation expense related to such in the period ended December 31, 2018. The total unrecognized compensation expense for unvested restricted Series A Preferred Stock awards as of December 31, 2018 was $155,675, where all of such was recognized as compensation expense in 2019 commensurate with the vesting of these awards.

From January 2019 through July 2019, the Company issued 1,625 shares of the Company's Series A Preferred Stock to certain employees and board members for compensation. The total fair value of the restricted stock awards issued in 2019 for compensation was $162,500, which was all recognized in 2019 due to the immediate vesting. The fair value was determined by management's estimated fair value of the Series A Preferred Stock established from the cash issuances in 2019.

In March 2020, it was determined that Series A Preferred Stock awarded to employees and board members for compensation in 2018 and in 2019 would result in an unexpected and unwanted tax liability for the awardees. The Company and the awardees mutually agreed to annul each of the Series A Preferred Stock awards granted for compensation and all 4,275 shares of Series A Preferred Stock issued under these awards were cancelled. The annulment of these awards was not accompanied by concurrent grants of replacement awards.

Series B Preferred Stock

The Company has authorized 50,000 shares of Series B Preferred Stock, with a par value of $0.001 per share, and has no issued or outstanding shares.

The liquidation preference applicable to Series B Preferred stock is based on the original issuance price of $120 per share plus accrued and unpaid dividends. The Series B Preferred Stock is included in the redeemable convertible preferred stock section of our consolidated balance sheets as the ownership interests are redeemable outside of the Company's control by virtue of its deemed liquidation terms. The Series B Preferred Stock shall be convertible, at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Common Stock (subject, however, to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to either the Preferred Stock or the Common Stock). Series B Preferred stockholders have voting rights on an as-converted basis. Series B Preferred Stock accumulates a return of 3% in preference to any dividends on common stock.

Note 8. Stock-Based Compensation

In June 2018, the Company issued each of the two founders of the Company 4,000 shares each of restricted stock with a grant date value of $3.28, each based upon an independent valuation of the common stock on the date of issuance. These shares of restricted stock vested in full on the date of the grant.

Note 9. Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during each period. There was no dilutive effect for the outstanding potentially dilutive securities for the twelve months ended December 31, 2019 and the period ended December 31, 2018, as the Company reported a net loss for both periods.

Diluted net income per share is computed by dividing net income for the period by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. The Company uses the treasury stock method to determine whether there is a dilutive effect of outstanding potentially dilutive securities, and the if-converted method to assess the dilutive effect of the convertible notes.

Note 10. Income Taxes

As of December 31, 2019 and 2018, the Company has a Federal and State net operating loss carry-forwards of $684,772 and $156,537, respectively, available to offset future taxable income. The 2018 and 2019 tax years are open for IRS tax examination.

Deferred taxes relate to differences between the basis of assets and liabilities for financial and income tax reporting which will be either taxable or deductible when the assets or liabilities are recovered or settled.

The valuation allowance as of December 31, 2019 and 2018 was $190,034 and $38,598, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2019 and 2018.

The effects of temporary differences that gave rise to significant portions of deferred tax assets as of December 31, 2019 and 2018 comparatively:

	2019	2018
Deferred tax assets:		
Net operating loss	$ 171,453	$ 38,598
Deferred compensation	18,581	—
Gross deferred tax assets	190,034	38,598
Valuation allowance	(190,034)	(38,598)
Net deferred tax assets	$ —	$ —

The Company has not incurred any taxes and as a result has not recorded a tax expense. The reconciliation of income tax computed at the federal and state statutory rates to income tax expense as follows:

Federal statutory rate	21%
State statutory rate	5%
Net operating loss	(26%)
	0%

Note 11. Restatements

The Company is restating its financial statements as of and for the period ended December 31, 2018 to correct errors identified by management during the current year as a result of oversight to interpreting the accounting implications of the stock split. The articles of incorporation were amended for a stock split resulting in common shares issued in the period ended December 31, 2018 and outstanding as of December 31, 2018 increasing from 400 to 200,000 shares. The common stock balance as of December 31, 2018 was understated by $200 and additional paid-in capital was overstated by $200. The previously reported 400 shares of common stock issued and outstanding was restated to 200,000 shares.

Note 12. Subsequent Events

Management has evaluated subsequent events through September 30, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

As of August 2020, the Company issued 6,885 shares of the Company's Series A Preferred Stock, 50 shares of Series B Preferred Stock, and 1,350 common stock options to certain employees and board members for compensation. Subsequent to year end, the Company collected $85,020 of its subscription receivable.

In March 2020, it was determined that Series A Preferred Stock awarded to employees and board members for compensation in 2018 and in 2019 would result in an unexpected and unwanted tax liability for the awardees. The Company and the awardees mutually agreed to annul each of the Series A Preferred Stock awards granted for compensation and all 4,275 shares of Series A Preferred Stock issued under these awards were cancelled. The annulment of these awards was not accompanied by concurrent grants of replacement awards.

The continued spread of the COVID-19 pandemic is affecting the United States and global economies and may affect the Company's operations and those of third parties on which the Company relies. Additionally, while the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce the Company's ability to access capital, which could negatively impact the Company's short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of potential impacts on its business and financing. However, these effects could have a material impact on the Company's liquidity, capital resources, operations, and business and those of the third parties on which we rely.

On May 4, 2020, the Company received loan proceeds in the amount of approximately $71,755 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions of forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

On May 1, 2019, Craig Jonas and Meg Masten, both officers and directors of the Company, proposed to the Board of Directors ("Board") their plans to forego a portion of the accrued compensation and related payroll taxes totaling $163,379. On June 9, 2020, the Board approved and ratified the decision.

On June 9, 2020, the Board authorized the adoption of the Company's Omnibus Incentive Plan (the "Plan"). The plan is designed to provide an additional incentive to executives, employees, directors, and key consultants, aligning the long-term interests of participants in the Plan with those of the Company. The Company has reserved 47,250 shares of stock for issuance under the Plan.

On June 15, 2020, the Company launched a Regulation CF equity crowdfunding offering following the filing of its Form C to the U.S. Securities and Exchange Commission. The Regulation CF equity crowdfunding offering allows the Company to sell up to $1,069,920 worth of shares to both accredited and non-accredited investors.

On July 22, 2020, the Company formed its second wholly owned subsidiary, CoPeace Marketing, or CoMa. CoMa is legally designated as a public benefit corporation providing marketing services to for-profit companies demonstrating positive social or environmental impact. At the same time, the Company also formed CoPeace Sports for future use.